600 17th Street, Suite 2700, Denver, Colorado 80202

Main:  (720) 889-2211   Fax:  (720) 889-2222

November 9, 2012

John Reynolds, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC  20549

Re:

Canfield Medical Supply, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 2, 2012

File No. 333-182639

Dear Mr. Reynolds:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated October 16, 2012 (the "Comment Letter") regarding Canfield Medical Supply, Inc. ("Canfield" or the "Company").  The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference.  A response to each comment is set forth immediately below the text of the comment.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company will not be providing any written materials to anyone in reliance on Section 5(d), and no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) and there are no broker dealers who will participate in the offering.

Prospectus Cover Page

2.

Please revise your table to reflect the proceeds to the selling shareholders under the minimum and maximum offering scenarios.

We have not added anything to the table because there are no minimum or maximum offering scenarios for selling shareholders.  They can’t sell anything until after the direct offering by the Company is completed and the remaining shares are deregistered.  At that point they would sell whatever they decide to sell.  The proceeds they would receive are indeterminate once the stock starts trading, and it doesn’t matter whether the Company raises the minimum or maximum.

Risk Factors, page 7

“Because we are small, we have a working capital deficit…,”  page  9

3.

We note your response to comments 17 and 18 in our letter dated August 8, 2012.  Please revise to remove the mitigating information regarding your opportunity to increase your business more significantly should you win several bids.

We have removed the mitigating information.

Use of proceeds, page 23

4.

We note your response to comment 22.  We also note your disclosure in footnote 6 that you will use some of the working capital to pay your legal and accounting expenses. Please revise to briefly address the amounts you anticipate to spend on the legal and accounting expenses.

We have added the amounts the Company anticipates spending for legal and accounting in footnote 6.

Plan of Distribution, page 26

5.

Please revise your disclosure to clarify that the selling shareholders will not sell their shares until after the company’s offering is completed and the unsold shares have been deregistered.

We have added the requested sentence under Plan of Distribution.

Business, page 34

6.

We note your response to comment 53 in our letter dated August 8, 2012.  Please add a brief summary of the material terms of your filed agreements to this section.  In particular, please address the meaning of “time-limited provider” in the context of your Ohio Medicaid agreement filed as Exhibit 10.3.

We have added the summaries of the Medicare and Medicaid agreements under the heading “Our competitive Strength” on page 35.

Our Business Strategy, page 36

7.

We note your disclosure on page 17 that you are significantly depended on referrals from hospitals, doctors, etc.  We also note your statement within this section that a successful startup of your webstore will generate retail sales to patients that you are currently unable to achieve.  Please reconcile these two statements.  In particular, it is unclear whether referrals are required for patients to purchase your products, and whether you hope to gain non-referral sales through your webstore.

We have added a couple of sentences in this paragraph addressing your comment.  We have modified the sentence on page 17.

Payors, page 37

8.

We note your response to our prior comment 35, stating that revenues from Medicare and Medicaid are recorded at the time of collection.  This accounting treatment (i.e., cash basis) is not consistent with your accounting policy for revenue recognition, as stated on page F-7, that revenue is recognized on an accrual basis.  Please revise your disclosure to reconcile this difference.  If you believe revenue recognition on a cash basis is appropriate, please provide us with a detailed explanation supporting your position, including references to relevant authoritative accounting guidance.

We have added the accounts receivable to the financial statements.

9.

We note your response to comment 35 in our letter dated August 8, 2012 and the related added disclosure on page 37.  Please tell us whether these rates take into account the 13- month rental program for powered mobility equipment referenced on page 50.  If necessary, please revise to reflect this extended repayment period for power mobility devices.

The rates we quoted do take into account the rental program.  We added a short paragraph under “Receivables Management” to explain that we bill monthly for patients who rent power chairs.

Marketing, page 37

10.

We note your response to comment 37 in our letter dated August 8, 2012, and that you are currently accredited by The Joint Commission for home care which includes the provision of Durable Medical Equipment, Prosthetics, Orthotics, and Supplies.  We also note that you intend to increase your exposure to assisted living facilities and nursing homes.  Where appropriate, please revise to describe whether any additional level of accreditation is required for you to operate in these facilities.  If such further accreditation is required, please add a description of the process and costs to your plan of operation.

We do not need any additional level of accreditation and we added a sentence to this effect near the end of the section entitled “Our Business Strategy.”

DMEPOS Competitive Bidding, page 40

11.

We note your discussion of the DMEPOS Competitive Bidding process.  Please revise to add additional details regarding the factors that CMS considers in awarding a contract to a supplier.  To the extent such information is known, please clarify whether a contract is generally awarded to the supplier who makes the lowest bid, and therefore shows the greatest cost savings, or whether there are other extraneous factors which are considered. Also please clarify how many DMEPOS contracts may be awarded in a given CBA.  To the extent you have material costs associated with obtaining a contract, please revise your plan of operation to describe these costs.

We have added two paragraphs in this section which should address the points raised in this comment.

Management’s  Discussion and Analysis of Financial Condition and Results of Operations, page 49

12.

We note your response to comment 39 in our letter dated August 8, 2012 and we reissue the comment.  Your MD&A should not be a simple recitation of your Business section. While you have identified your various business goals within this section, you have not provided a discussion of the key variables and other qualitative and quantitative factors on which the company's executives focus in evaluating your financial condition and operating performance.  Please revise this section to provide additional insight into your operations including a discussion of any known trends in your financial results or other key performance indicators.  Given that you have an operating history, this discussion should be retrospective as well prospective.  Please refer to SEC Release No. 33-8350 (2003) for guidance.

We have added a new section entitled “Key Factors and Trends Expected to Impact our Business in the future” in response to this comment and we have modified some of the other language in the Management’s Discussion section.

13.

We note your discussion on page 41 that as competitive bidding is phased in across the country under the revised MIPPA and Reform Package implementation schedule; you believe that you will experience a reduction in reimbursement.  To the extent that this represents a trend which will have a material effect on your results of operations, please discuss the trend within this section and describe any pricing pressures that your business faces due to the competitive bidding process.

The response to this comment is included in the new section mentioned in the preceding comment.

Liquidity and Capital Resources, page 52

14.

We note your response to comment 42 in our letter dated August 8, 2012.  To provide investors with a better understanding of your current financial condition, with regard to the six months ended June 30, 2012, please revise this section to add additional detail as to the changes in your cash flows used for operating activities.  For example, please explain why you had a reduction in net losses.

We have added additional disclosure regarding the reduction in net losses.

Plan of Operation, page 53

15.

We note your responses to comments 45 and 46 from our letter dated August 8, 2012, and we reissue these comments.  Please note that where you have disclosed that your plan is to return to profitability over the next 12 months, you must provide a specific plan of operation which describes the means by which you will achieve your stated goal. Therefore, please revise this section to provide specific milestones which you intend to achieve over the next 12 months.  These milestones should include the categories of expenditures in furtherance of your objectives and the sources of the cash which will be used for such expenditures.  Please take into account the identified uses of proceeds from your offering and how these will aid your return to profitability.  Also, please revise your plan of operation to discuss the various the amounts which may be raised in this offering. Your discussion should, at a minimum, cover the scenarios in which you raise $40,000, $150,000 and $300,000.  If the minimum proceeds of this offering would not allow you to return to profitability in 12 months, so state within your disclosure.

We have added additional language regarding milestones and revised other language in the Plan of Operation to be internally consistent.

Proposed Milestones to Implement Business Operations, page 55

16.

We note your disclosure on page 55 that you expect to find out which bids, if any, you have won by the end of September, 2012.  Please update your disclosure to reflect the current status of the your Medicare bids or advise.

We updated the disclosure regarding the current status of the Medicare bidding in this section.

Certain Relationships and Related Transactions, page 58

17.

We note your response to comment 40 in our letter dated August 8, 2012.  Please revise to add the information required by Item 404(d) of Regulation S-K for this transaction within this section.  Also, please add the amount you paid to Mr. Steve West to your Summary Compensation Table.  Be sure to describe the circumstances under which the compensation was received in the narrative to your table.

We have added the requested information in this section and in the Executive Compensation section.

18.

We note your disclosure on page II-2 that on April 18, 2012 Messrs. Michael and Stephen West were granted 300,000 shares each for consideration of $3,000.  Please provide the information required by Item 404(d) for this transaction.  Alternatively, if these shares were received as compensation, please add this information to your Summary Compensation Table pursuant to Item 402(n) of Regulation S-K.

We added the information regarding the purchases by Messrs. Michael and Stephen West.

Financial Statements

Notes to Financial Statements

General

19.

We reviewed your response to our prior comment 50.  Please revise your footnotes to disclose your S-corp undistributed losses that are included in your retained earnings balance.

We have added the requested information in Footnote 1 under “Income Tax.”

Revenue Recognition, page F-7

20.

We note your revisions in response to comment 51.  Your response did not address our comment, thus the comment will be reissued.  Please expand your revenue recognition policy disclosure to describe the terms and conditions related to each of your revenue streams (e.g. sales of equipment, rental of equipment and services provided for delivery, set-up and maintenance of the equipment) and how you applied each of the criteria outlined in SAB 104 in recognizing the revenues from each of these revenue streams.

We have added the requested information in footnote 1 under “Revenue Recognition.”

Exhibits

21.

We note your response to comment 52 in our letter dated August 8, 2012 and your escrow agreement filed as Exhibit 9.0.  However, it does not appear that your escrow agreement is a voting trust agreement required to be filed pursuant to Item 601(b)(9) of Regulation S-K.  With your next amendment please refile your escrow agreement with an appropriate exhibit number and update your exhibit index accordingly.

We have refiled the Escrow Agreement as Exhibit 10.4.

Legality Opinion

22.

We note your response to comment 54 in our letter dated August 8, 2012, and we reissue the comment.  We are unable to locate your revised legality opinion.  Please file a revised opinion with your next amendment or advise.

We have filed our revised legal opinion as Exhibit 5.2.

* * * * *

Thank you for your attention to this matter.  Please contact the undersigned if you have any questions or need any additional information.

Sincerely,

JIN, SCHAUER & SAAD LLC

By  /s/ Jon D. Sawyer

      Jon D. Sawyer